# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CENTRUS ENERGY CORP, CIK 0001065059
CUSIP: 15643U104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6901 ROCKLEDGE DR, SUITE 800, BETHESDA, Maryland (MD), 20817
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000009631-26-000021
Filed by CIK 0000009631

## Reporting persons
- BANK OF NOVA SCOTIA: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 703,210; shared voting power 0; sole dispositive power 703,210; shared dispositive power 0; aggregate amount beneficially owned 703,210 (3.46% of the class)

## Item 1. Issuer
Name of issuer: CENTRUS ENERGY CORP
Address of issuer's principal executive offices:
6901 ROCKLEDGE DR, SUITE 800, BETHESDA, MARYLAND
20817

## Item 2. Person Filing
Name of person filing: BANK OF NOVA SCOTIA
Address of principal business office or, if none, residence:
40 TEMPERANCE STREET
TORONTO, Ontario, Canada
M5H 0B4
Citizenship: BANK OF NOVA SCOTIA - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A parent holding company, in accordance with 13d-1(b)(1)(ii)(g)

## Item 4. Ownership
Amount beneficially owned: 703,210
Percent of class: 3.46
Sole power to vote or to direct the vote: BANK OF NOVA SCOTIA - 703,210
Shared power to vote or to direct the vote: BANK OF NOVA SCOTIA - 0
Sole power to dispose or to direct the disposition: BANK OF NOVA SCOTIA - 703,210
Shared power to dispose or to direct the disposition: BANK OF NOVA SCOTIA - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Bank of Nova Scotia is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BANK OF NOVA SCOTIA: Raj Sachdeva, Vice President, Head of GBM&T Compliance Canada (10/16/2026)